

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Glenn H. Stevens
President and Chief Executive Officer
GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921

> **Re:** **Gain Capital Holdings, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed November 24, 2010**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed December 2, 2010**
> **File No. 333-161632**

Dear Mr. Stevens:

We have reviewed Amendments Nos. 7 and 8 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Comments Regarding Amendment No. 7

General

1. We note your response to comment 1 of our letter dated November 22, 2010. Please clarify whether you would permit customers located in the U.S. to enter into CFDs through any other subsidiary. Please expand the risk factor on page 24 to clarify that, to the extent the CFD's are determined to constitute swaps or securities-based swaps under the Dodd-Frank Act, the federal securities laws, or the commodities laws, you would be required to comply with such U.S. laws with respect to such offering.

Prospectus Cover Page

2.   We note that Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc., are acting as representatives of the underwriters and that you have identified three additional underwriters on the cover page in this amendment. Please ensure that only the lead or managing underwriters are identified on the prospectus cover page. See Item 501(b)(8) of Regulation S-K. Revise the disclosure in the "Underwriters" section on page 173 to also identify each underwriter that is serving as a lead or managing underwriter.

Prospectus Summary, page 1

Continue the International Expansion of our Retail Customer Base, page 7

3.   Please provide support for your statement that Forex.com Japan Co. Ltd. "maintains a first-class financial instruments business registration with the Financial Services Agency in Japan." Additionally, please explain what you mean by this statement.

Market Opportunity, page 82

4.   We note your response to comment 2 of our letter dated November 22, 2010. The source from which you derived the information presented in this chart is still unclear to us. Please provide support for the chart on this page.

Our Forex Trading Business, page 92

5.   Please revise the diagram on page 94 so that it is legible.

Competition, page 101

6.   We note your response to comment 3 of our letter dated November 22, 2010. We note that you still list Capital Market Services as a competitor. Please advise or revise.

Corporate Structure, Facilities and Properties, page 111

7.   Please revise your chart so that it is legible.

Management, page 113

8.   We note your response to comment 5 of our letter dated November 22, 2010. Please revise to disclose when Mr. O'Grady held each of the positions listed for at least the past five years. Please make similar revisions to your disclosure regarding Mr. Carlough.

Exhibits

9.   We note that you have removed multiple exhibits, most of which relate to compensation disclosure. We note that these exhibits should be filed because you still provide compensation disclosure to which these exhibits relate. Please re-file these exhibits in accordance with Item 601(b)(10) of Regulation S-K.

10.   We note that you have filed the form of certain employment agreements. Please tell us why you have not filed the executed versions of these agreements. Please refer to Instruction 1 to Item 601(a) of Regulation S-K.

11.   We note that your legal opinion is limited to the Delaware General Corporate Law. Please confirm to us in writing that the reference and limitation to "Delaware General Corporate Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Comments Regarding Amendment No. 8

Use of Proceeds, page 41

12.   We note your disclosure that you estimate the net proceeds to be approximately $5.7 million based on the midpoint of the estimated price range. Based on the midpoint of $14.00 per share, it appears that $5.7 million represents the gross proceeds. Please revise your disclosure to clarify. In addition, we note that the current costs of your offering are approximately $3 million. Please revise your disclosure to discuss how you intend to use the remaining $2.7 million in offering proceeds. Please briefly quantify and explain your reference to historical costs from the initial public offering. If the historical costs refer to the costs discussed on page F-16, please explain.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Andrew P. Gilbert, Esq. (*via facsimile*)